ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

November 18, 2013

VIA EDGAR

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on October 8, 2013, relating to Post-Effective Amendment No. 95 under the Securities Act of 1933 and No. 104 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on August 23, 2013. As you know, the Post-Effective Amendment was filed to add a new series, ProShares Short Term USD Emerging Markets Bond ETF (the “Fund”) to the registration statement.

For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: In the fee table, the term “Investment Advisory Fees” is used as opposed to “Management Fees”. Please consider using the term “Management Fees” as that is the term used in Form N-1A.

Response: The term “Investment Advisory Fees” has been used since the Registrant’s first registration statement was declared effective in 2006. In addition, the investment adviser is paid these fees pursuant to an Investment Advisory Agreement with the Trust. Moreover, since the Advisor charges a separate Management Services Fee, under a separate agreement, changing the terminology as you suggest may cause confusion.

2.	Comment: Please explain the rationale for permitting the Fund to use a five-year advisory fee waiver/expense reimbursement recoupment period.

Response: The Registrant has previously responded to a Staff inquiry regarding Registrant’s rationale for the five-year recoupment period by correspondence filed on November 19, 2010 and November 30, 2010. The Registrant continues to believe that the rationale set forth in those letters is still reasonable and appropriate.

3.	Comment: Because the Fund has “Short Term” in its name, please confirm that there is a policy ensuring that the bonds the Fund invests in have a dollar-weighted average maturity of three years or less.

Response: The Index has a rule limiting the dollar weighted average years-to-maturity of the bonds in the Index, in aggregate, to three years or less. For clarity, the disclosure at the end of the second paragraph in the “Principal Investment Strategies” section of the Summary Prospectus has been revised, as follows:

The Index includes both investment grade and below investment grade rated (i.e. “high yield”) securities and will include bonds, in the aggregate, that have a dollar weighted average years-to-maturity of three years or less.

4.	Comment: Although there is a discussion of emerging markets risk in the “Exposure to Foreign Investments Risk” risk factor, please consider whether emerging markets risk should be highlighted as a heading or a separate risk factor, especially given that the Fund will invest principally in issuers from emerging market countries.

Response: We have changed the name of “Exposure to Foreign Investments Risk” to “Foreign Investments/Emerging Markets Risk” and have added or moved additional disclosure regarding emerging markets risk from the Statutory Prospectus to the Summary Prospectus, as follows:

Foreign Investments/Emerging Market Risk — Investments in securities of foreign issuers may expose the Fund to increased risk. Various factors related to foreign investments may negatively impact the Fund’s performance, such as: i) the possibility that a foreign government may withhold portions of interest and dividends at the source; ii) less publicly available information about foreign issuers; and iii) less certain legal systems in which the Fund might encounter difficulties or be unable to pursue legal remedies.

Because the Fund’s foreign investments will be in developing or “emerging market” countries, all the aforementioned factors are heightened and foreign investments risk is higher. Economic, business, political, or social instability may adversely affect the value of emerging market securities more acutely than securities tied to developed foreign countries. Furthermore, any of these developments may result in a decline in the value of a country’s currency, which could adversely affect the ability of an issuer to pay the principal and interest on a bond. Emerging markets are riskier than more developed markets because they may develop unevenly or may never fully develop. Investments in emerging markets are considered speculative.

5.	Comment: Although “Geographic Concentration Risk” is cited as a risk factor, to the extent that the Fund anticipates significantly concentrating its investments in a particular country, please provide specific risk factors about that country.

Response: The Index limits the weight of any particular country to no more than 10%, and the Fund’s assets are not expected to be invested in excess of these limits. Accordingly, we do not believe that specific risk factors regarding any particular country are necessary.

6.	Comment: Please include a completed fee table and a legality of shares opinion with the next filing.

Response: The following fee table, along with a legality of shares opinion (filed as an exhibit), are included with this filing:

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.50%
Other Expenses*	0.51%

Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	1.01%
Fee Waiver/Reimbursement**	-0.51%

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	0.50%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.

**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets, exceed 0.50% through September 30, 2015. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual costs may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$51	$271

The Fund pays transaction costs associated with transacting in securities. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares. These costs are not reflected in the example or the table above.

*     *     *     *     *

We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Advisors LLC

Vice President and Legal Counsel

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